FINTECH.TV, PBC



BLOCKCHAIN | DIGITAL ASSETS | IMPACT

OFFERING MEMORANDUM

This Offering is being conducted for FINTECH.TV, PBC pursuant to Regulation Crowdfunding and Section 4(a)(6) under the Securities Act of 1933 (the "**Securities Act**") through



tZERO Markets, LLC,
SEC-registered broker-dealer and member of FINRA

FINTECH.TV, PBC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A Corporation that intends to raise money using Regulation Crowdfunding must give certain information to prospective investors, so that investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Corporation

Name of Corporation	Fintech.TV, PBC
State of Organization	Delaware
Date of Formation	09/10/2019
Entity Type	Public Benefit Corporation
Street Address	7600 Jericho Turnpike, Suite 304 Woodbury, NY 11797
Website Address	https://www.fintech.tv/

(B) Directors and Officers of the Corporation

Name	Vincent Molinari
Position with the Corporation	Chief Executive Officer, Director
Name	Mitch Chait
Position with the Corporation	Chief Strategy Officer, Director
Name	Troy McGuire
Position with the Corporation	Head of Programming and News
Name	Joseph Latona
Position with the Corporation	Chief Financial Officer

For three years of business experience of the directors and officers of the Corporation, refer to Appendix C: Director & Officer Work History.

(C) Principal Security Holders

Name of Holder	Percentage Ownership (Prior to Offering)
Eximius Holdings, LLC [1]	14.47 %
Vincent Molinari	7.46 %
Vincent Molinari, Jr. [2]	0.41 %
Molinari Family Legacy Fund SDG[3]	4.09 %
Total:	**26.43 %**

(D) The Corporation's Business

FINTECH.TV is a first of its kind global media platform bringing the latest news and perspectives in finance, blockchain, technology, sustainability, impact investing, SDGs, and ESG. FINTECH.TV broadcasts from its marquis studios on the floor of the New York Stock Exchange, at ADGM, Abu Dhabi's leading International Finance Center, and with presence at other leading international exchanges including NASDAQ and the London Stock Exchange. For a description of the Corporation's business and its business plan, please refer to Appendix D: Business Description.

(E) Number of Employees

The Corporation currently has twelve (12) employees. The Corporation may hire or discharge employees in the future to meet its business objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Regulation CF Educational Materials for risks that are common to many of the companies on the online investment portal (the "Portal") operated by tZERO Markets, LLC ("tZERO" or the "Intermediary") for this Offering

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY.

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[1] Eximius Holdings, LLC is a New York limited liability Corporation controlled by Vincent Molinari.
[2] Vincent Molinari, Jr. is the son of Vincent Molinari.
[3] Molinari Legacy Fund SDG is a non-profit, 501(c)(3) Corporation associated with Vincent Molinari.

FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A: Additional Risk Factors for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000[4]
Offering Deadline	October 31 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

The Corporation will notify investors when the Target Offering Amount has been reached through the Intermediary. If the Corporation reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early pursuant to Rule 304(b) of Regulation Crowdfunding. In such case (i) the closing date must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the closing date to the investors with accepted investment commitments that will be included in the closing, (iii) investor are provide the opportunity to cancel their investment up to 48 prior to the closing date and (iii) the Corporation continues to meet or exceed the Target Offering Amount on the closing date.

Investment commitments are not binding on the Corporation until they are accepted by the Corporation which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Corporation rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

(H) Commitments that Exceed the Target Offering Amount

Will the Corporation accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$ 5,000,000.00
How will the Corporation deal with oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

If the maximum offering amount has not been accepted on the first closing date, which occurred prior to the offering deadline early pursuant to Rule 304(b) of Regulation Crowdfunding, the Corporation may conduct the first of multiple closings of the Offering early, provided (i) the Initial Closing Date must be twenty-one (21) days from the time the Offering opened and (ii) that all investors will receive notice of such early closing date at

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[4] Minimum investment amount per Investor is five-hundred 00/100 US Dollars ($500.00).

least five (5) business days prior to the subsequent closing date (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Any investment commitments received after a closing will be released to the Corporation upon a subsequent closing and the investor will be issued its securities as soon as practicable thereafter.

If an early closing is not conducted pursuant to Rule 304(b) of Regulation Crowdfunding, the Corporation may conduct one or more closings following the Offering Deadline in an amount up to $5,000,000.

Investment commitments are not binding on the Corporation until they are accepted by the Corporation which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Corporation rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction. Affiliates of the Corporation may invest in the securities offered hereby. For purposes of this Agreement, Affiliate means, with respect to any Person, a Person that, directly or indirectly, controls or is controlled by or is under common control with that Person or is controlled by a principal executive officer of that Person. As used in this definition ("Affiliate"). Control means possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting interests, by contract or otherwise ("Control").

(I) How the Corporation Intends to Use the Money Raised in the Offering

The Corporation is reasonably sure it will use the money raised in the Offering as follows:

USE	$500,000	$1,000,000	$2,500,000	$5,000,000
Operational	$125,000	$250,000	$437,500	$875,000
Middle East Infrastructure Build (Studio, Equipment, People) Abu Dhabi, Dubai,Tel Aviv, Riyadh	$110,000	$220,000	$400,000	$800,000
Javits Studio Build	$45,000	$90,000	$125,000	$250,000.00

Marketing	$30,000	$60,000	$50,000	$100,000.00
Travel, Conferences, & Hub Launces	$15,000	$30,000	$25,000	$50,000.00
IotaComm Sustainable Innovation Hub	$0	$0	$750,000	$1,500,000.00
Intermediary Compensation	$35,000	$70,000	$75,000	$150,000.00
Payables	$140,000	$95,000	$440,000	$1,090,000.00[5]
Payables to Affiliates	-	185,000	185,000	185,000
TOTAL	**$500,000**	**$1,000,000**	**$2,500,000**	**$5,000,000.00**

Payables to affiliates (either Vincent Molinari, an individual or Eximius Holdings, LLC, a New York limited liability company that is controlled by Vincent Molinari) represent repayments of debt incurred to pay corporate expenses. The Corporation may, in its discretion, pay a portion of these payables to Affiliates if the Corporation raises the minimum offering amount.

The amounts listed are estimates and are not intended to be exact description of the Corporation's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors, at the sole discretion of the Corporation.

(J) The Investment Process

To Invest

- Review this Form C and the information available on the Portal
- If you decide to invest, press the Invest button

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[5] 2022.06.13 Promissory Note between the Corporation ("Maker") and Phelan Trust ("Holder") for $75,000.00; 2022.08.23 Promissory Note between the Corporation ("Maker") and Scott Rehmus ("Holder") for $200,000.00; 2020.12.14 License Agreement between the Corporation ("Licensee") and New York Convention Center Operating Corporation ("Licensor") for $70,000.00; 2022.10.03 Debt between the Corporation and Dr. Jane Thomason for $312,167.53. $352,832.47 to Miscellaneous Operating Vendors; ; and $55,000.00 Legal and Attorney's Fees.

- Please follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to INVESTOR_SUPPORT@TZERO.COM no later than forty-eight (48) hours before the Offering Deadline. In your email, include your name and the name of the Corporation.

Other Information on the Investment Process

- Investors may cancel an investment commitment until forty-eight (48) hours prior to the Offering Deadline.
- tZERO will notify investors when the Target Offering Amount has been raised.
- If the Corporation reaches the Target Offering Amount before the Offering Deadline, it may close the Offering early if it provides notice about the closing date at least five (5) business days before such closing date, absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the early closing date, the funds will be released to the Corporation upon closing of the offering and the investor will receive securities in exchange for his or her investment.
- If the Corporation elects to conduct an early closing before the Offering Deadline, the Corporation may make additional closes until the maximum offering amount is received. The applicable requirements of Regulation Crowdfunding will be met at the time of each subsequent closing. Rule 304(b) of Regulation Crowdfunding requires, among other things, that if an offering is closed prior to the deadline identified in offering materials, the intermediary must provide notice to any potential investors, and give or send notice to investors that have made investment commitments, of: at least five business days' notice of the closing date, an investor's right to cancel commitments for any reason until 48 hours prior to the new closing date, and whether the issuer will continue to accept investments during the 48 hour period prior to the new closing date.
- For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconsider their investment. **IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.**

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Corporation will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Corporation is offering up to 1,250,000 shares of its Class C Non-Voting Common Stock at purchase price of $4.00 per share as set forth in this Memorandum. The minimum amount or target offering amount for the Offering is 2,500 shares for a total of $10,000.00 in gross proceeds, and a maximum amount of 1,250,000 shares for a total of $5,000,000.00 in gross proceeds.

The offering price for the securities offered hereby has been determined arbitrarily by the Corporation and does not necessarily bear any relationship to the Corporation's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Corporation did not engage investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

(M) Terms of the Securities

Overview

Pursuant to our Amended and Restated Certificate of Incorporation (as the same may be amended, restated or modified, the "Certificate"), the Corporation's authorized capital stock consists of 28,860,244 This shares of common stock, each with a par value of $0.0001 per share (the "Common Stock"), of which:

- 15,110,244 shares are designated as Class A Common Stock, of which 13,982,859 shares will be outstanding as of the consummation of the Offering;
- 10,000,000 shares are designated as Class B Non-Voting Common Stock, 4,309,744 shares of which will be outstanding as of the consummation of the Offering;
- 1,250,000 shares of Class C Non-Voting Common Stock which are being offered hereby in connection with this offering, none of which are issued or outstanding; and
- 2,500,000 shares of Class D Non-Voting Common Stock, with the same rights and privileges of the Class C Common Stock, which are being offered in connection with a concurrent offering, none of which are issued or outstanding as of the date of this Offering.

All outstanding shares of Class A and Class B Common Stock, and all shares of Class C Non-Voting Common Stock offered hereby, will be, when issued and sold, validly issued, fully paid and nonassessable.

Summary of Terms

The material rights, preferences, privileges, restrictions and other terms relating to the Corporation's capital stock are summarized below:

Class A Common Stock

Dividend Rights. In the event dividends are paid on any share of Class A Common Stock, the Corporation shall pay an additional dividend on all outstanding shares of Class A Common Stock in a per share amount equal to the amount paid or set aside for each share of Class A Common Stock.

Voting Rights. The Class A Common Stock represents 100% of the voting stock of the Corporation. Each holder of Class A Common Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such shares of Class A Common Stock could be converted in accordance with the provisions of the Certificate immediately after the close of business on the record date fixed for the meeting or effective date of the written consent. Except as otherwise provided in the Certificate or as required by law, the Class A Common Stock shall vote together with the Common Stock at any annual or special meeting of the stockholders and not as a separate class.

In addition to the voting rights described above or as otherwise required by law, the vote or written consent of the holders of at least fifty percent (50%) of the outstanding Class A Common Stock shall be necessary for effecting or validating (i) a liquidation event, (ii) an amendment, alteration or repeal of any provision of the Certificate or bylaws of the Corporation, that alters the rights, preferences or privileges of the Class A Common Stock, (iii) the institution or consent to the institution of an bankruptcy, insolvency, reorganization, readjustment of debt or similar proceeding relating to the Corporation under the law of any jurisdiction, or (iv) making an assignment for the benefit of creditors, or making an application for, or consenting to, the appointment of any receiver, trustee, custodian or similar officer for any officer for any or all of its property.

No Reissuance. No shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued.

Class B Non-Voting Common Stock

No Voting Rights. The Class B Non-Voting Common Stock does not have voting rights other than any voting rights as may be required by law.

Dividends Rights. In the event dividends are paid on any share of Class B Common Stock, the Corporation shall pay an additional dividend on all outstanding shares of Class B Common Stock in a per share amount equal to the amount paid or set aside for each share of Class B Common Stock.

*Class C Non-*Voting Stock

No Voting Rights. The Class C Non-Voting Common Stock does not have voting rights other than any voting rights as may be required by law.

Dividend Rights. In the event dividends are paid on any share of Class C Common Stock, the Corporation shall pay an additional dividend on all outstanding shares of Class C Common Stock in a per share amount equal to the amount paid or set aside for each share of Class C Common Stock

Class D Non-Voting Stock

No-Voting Rights. The Class D Non-Voting Common Stock does not have voting rights other than any voting rights as may be required by law.

Dividend Rights. In the event dividends are paid on any share of Class D Common Stock, the Corporation shall pay an additional dividend on all outstanding shares of Class D Common Stock in a per share amount equal to the amount paid or set aside for each share of Class D Common Stock.

Obligation to Contribute Capital

Once you pay for your shares of Class C Non-Voting Common Stock, you will have no obligation to contribute more money to the Corporation, and you will not be personally obligated for any of its debts.

No Right to Transfer

You should plan to hold the securities offered hereby indefinitely. The securities will be illiquid (meaning you might not be able to sell them) for at least four (4) reasons:

- The securities may not be sold or transferred without the Corporation's consent.
- If you want to sell your securities, the Corporation will have the first right of refusal to buy them, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for securities, as there would be for a publicly traded stock.
- By law, for a period of one year you won't be allowed to transfer the securities except (i) to the Corporation itself, (ii) to an "accredited" investor, (iii) to a family member or trust, or (iii) in a public offering of the securities.

After the final closing and all applicable regulatory lock-up or holding periods, we may make the Class C Non-Voting Common Stock available for trading on the alternative trading system operated by tZERO ATS, LLC (the "tZERO ATS"), subject to tZERO ATS, LLC's due diligence and on-boarding procedures. However, we cannot provide any assurance that we will be successful in making our Securities available to trade on the tZERO ATS. Orders may be entered on the tZERO ATS by investors that maintain an account with tZERO ATS, LLC. Orders properly submitted to the tZERO ATS are matched by tZERO ATS' order matching system, and tZERO

ATS, LLC clears transactions effected on the tZERO ATS, as the clearing and carrying broker-dealer for all securities traded on the tZERO ATS.

Security

The shares of Class C Non-Voting Common Stock are not secured by any assets of the Corporation or any assets of persons associated with the Corporation.

Modification of Terms of Securities

The terms of the Class C Non-Voting Common Stock offered hereby may not be modified except with the written consent of the Corporation and the holders of the Class C Non-Voting Common Stock.

Other Securities or Classes of Securities that are Outstanding

In addition to the issued and outstanding Class A Common Stock and the Class B Non-Voting Common Stock discussed above, the Corporation has outstanding options to purchase 1,030,170 shares of the Corporation's Class A Common Stock, and outstanding options to purchase 2,780,539 shares of the Corporation's Class B Non-Voting Common Stock.

Dilution, Limitation or Qualification of Rights

The holders of a majority-in-interest of voting rights in the Corporation could limit the rights of the holders of the Class C Non-Voting Common Stock in a material way. For example, the securityholders with voting rights could vote to change the terms of the agreements governing the Corporation's operations or cause the Corporation to engage in additional offerings, including potentially a public offering.

The Corporation has the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the Securities being offering in this Offering. To the extent applicable, in cases where the rights of holders of convertible debt, SAFEs, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an investor's interest in the Corporation may be diluted. This means that the pro-rated portion of the Corporation represented by the investor's securities will decrease, which could also diminish the investor's economic interest.

Based on the risk that an investor's rights could be limited, diluted or otherwise qualified, the investor could lose all or part of his or her investment in the securities in this Offering, and may never see positive returns.

The Securityholders Who Control the Corporation

Each of the securityholders below may be deemed to own 20% or more of the total voting power of the Corporation:

Name of Holder	Percentage of Voting Power (Prior to Offering)
Eximius Holdings, LLC [6]	14.47 %
Vincent Molinari	7.46%
Vincent Molinari, Jr. [7]	0.41%
Molinari Family Legacy Fund SDG[8]	4.09%
Total:	**26.43%**

How the Exercise of Voting Rights Could Affect You

The securityholders with voting rights control the Corporation and make all the decisions about running its business. Such securityholders may make decisions with which the investor disagrees, or that negatively affect the value of the investor's securities in the Corporation, and the investor will have no recourse to change these decisions. Investors in the Class C Non-Voting Common Stock may have interests that conflict with other investors, and there is no guarantee that the Corporation will develop in a way that is optimal or advantageous to the investor.

For example, the voting securityholders may change the terms of the Corporation's Certificate of Incorporation, change the terms of securities issued by the Corporation, change the management of the Corporation, and even force out the minority securityholders. The voting securityholders may make changes that affect the tax treatment of the Corporation in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Corporation's securities in a way that negatively affects the value of the investor's securities. Other holders of the Corporation's securities may also have access to more information than the investor, leaving the investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

Based on the risks described above, an investor could lose all or part of his or her investment in the securities offered in this Offering and may never see positive returns.

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[6] Eximius Holdings, LLC is a New York limited liability Corporation controlled by Vincent Molinari.
[7] Vincent Molinari, Jr. is the son of Vincent Molinari.
[8] Molinari Legacy Fund SDG is a non-profit, 501(c)(3) Corporation associated with Vincent Molinari.

(N) The Intermediary

The Corporation is offering its securities through the Portal operated by tZERO Markets, LLC ("tZERO" or the "Intermediary"), an SEC-registered broker-dealer and member of FINRA. tZERO's Central Index Key (CIK) number is 0001779408, SEC File number is 8-70355, and its Central Registration Depository (CRD) number is 304537.

(O) Compensation of the Intermediary and its Affiliates

Intermediary

In connection with this Offering, the Corporation is paying tZERO three percent (3)% of the Offering to act as Intermediary. We have also paid the Intermediary a one-time consulting fee of $15,000 and a due diligence fee of $5,000 and agreed to reimburse tZERO for their expenses incurred in connection with the Offering.

We have engaged tZERO ATS, LLC, a SEC-registered broker dealer and member of FINRA and SIPC to act as our escrow agent for the Offering (together with permitted assignees, the "Escrow Agent"). We will pay the Escrow Agent a $1,000 fee for its services for the Offering. If the closing never occurs, any proceeds from the Offering will be promptly returned to investors by the Escrow Agent, without deduction or interest.

Escrow Agent Services

The Escrow Agent shall establish a non-interest-bearing account" (the "Escrow Account"). The Escrow Account shall be a segregated deposit account at the bank. Until the final closing of the Offering or the date the Offering is cancelled (the "Escrow Period"), the parties agree that (i) the Escrow Account and escrowed funds will be held for the benefit of investors, and that (ii) the Corporation is not entitled to any funds received into escrow, and that no amount deposited into the Escrow Account shall become our property or any other entity, or be subject to any debts, liens or encumbrances of any kind of any other entity, until we have triggered closing of such funds. In the event the Escrow Agent does not receive written instructions from us to release funds from the Escrow Account on or prior to termination of the Escrow Period, the Escrow Agent shall terminate the escrow and make a full and prompt return of funds so that refunds are made to each investor in the exact amount received from said investor, without deduction, penalty or expense to investor.

The Escrow Agent shall process all escrowed amounts for collection through the banking system and shall maintain an accounting of each deposit posted to its ledger, which also sets forth, among other things, each investor's name and address, the quantity of shares of common stock purchased, and the amount paid. Prior to processing, the escrowed funds may be sent from the Portal to one or more banking intermediaries for settlement purposes before being deposited into the Escrow Account.

If investment commitment is rejected by the Corporation, in its sole discretion, then the Subscription Agreement and the escrowed amounts for such investor shall be promptly returned to the rejected investor by the Escrow Agent.

The Corporation obligated to reimburse Escrow Agent for all fees, costs and expenses incurred or that become due in connection with its services, including reasonable attorney's fees.

The Escrow Agent, in no way endorses the merits of the Offering or of the securities.

Technology Services

The Portal is being provided to the Corporation for tZERO to operate as its intermediary, through a technology services agreement with tZERO Technologies, LLC ("tZERO Tech"). Under this agreement, the Corporation is paying tZERO Tech a $10,000 set up fee, along with a $2,000 per month fee for each month the Portal is operational and other fees for transaction processing and additional services.

Secondary Trading

For our the Class C Common Stock to be eligible to be quoted on the tZERO ATS following all applicable regulatory lock ups or holding periods, we will be subject to due diligence of tZERO ATS, LLC and be charged a $10,000 initial due diligence fee prior to our common stock being quoted on the tZERO ATS; a $40,000 risk review fee due upon tZERO ATS' notice that the initial diligence review is complete and a preliminary determination is made that neither we nor our securities present inordinate risks to tZERO or its subscribers; and a $20,000 confirmatory due diligence fee due each year thereafter. Our investors will be subject to the following fees for all executions on the tZERO ATS: (i) 1% for all executions of buy and sell orders of securities priced equal to or greater than $3.00 per share and (ii) $0.03 per share for all executions of buy and sell orders of securities priced less than $3.00 per share, rounded up to the nearest $0.01. Fees and transaction charges imposed by tZERO ATS may change from time to time in accordance with the practices of tZERO ATS.

(P) Indebtedness of the Corporation

Information regarding the Corporation's outstanding indebtedness is set forth in Note 4-Note Payable, Note 5-Related Party Transactions and Note 7-Convertible Notes Payable, in the notes to the Corporation's financial statements for the year ended December 31, 2022 attached as Appendix B, as well as interim 2023 financials.

(Q) Other Offerings of Securities within the Last Three Years

Offering Date	**Exemption**	**Security Type**	**Amount Sold**	**Use of Proceeds**
April 2020	Regulation D, Rule 506(c)	Common Stock	$650,000	General Operations
August 1, 2020	Regulation D, Rule 506(c)	Convertible Note	$840,000	General Operations
January 2021	Regulation D, Rule 506(c)	SAFE	$1,000,000	General Operations

| April 8, 2021 | Regulation D, Rule 506(c) | Convertible Note | $475,000 | General Operations |

(R) Transactions Between the Corporation and "Insiders"

Transactions between the Corporation and related parties are set forth in Note 5-Related Party Transactions, in the notes to the Corporation's financial statements for the year ended December 31, 2022 attached as Appendix B.

(S) The Corporation's Financial Condition

Subsequent events to historical financials

Since the latest available financial statements of the Corporation attached as Appendix B, we have had the following material changes and trends:

At the date of the Corporation's financial statements attached as Appendix B, the Corporation had received stock subscription agreements totaling $898,000.00 for the Corporation's Class B Non-Voting Common Stock. The Corporation converted $120,000.00 in subscriptions to Class A Common Stock and $600,000.00 Class B Non-Voting Common Stock. The Corporation also granted options to purchase 1,030,170 shares of the Corporation's Class A Common Stock and options to purchase 2,780,539 shares of the Class B Non-Voting Common Stock. The Corporation converted $698,000.00 of outstanding loans to Class A Common Stock and $142,000.00 to Class B Non-Voting Common Stock. The Corporation issued $1,140,000.00 of Class B Non-Voting Common Stock for accrued compensation and $399,000.00 for bonuses.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

For Debt, please see item (P) above.

(T) The Corporation's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement.

In order to illustrate its future earning potential, the Corporation has provided a summary of its financial forecast. The forecast has been developed by the Corporation using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Corporation and utilizing any pro forma provided by the Corporation for making investment decisions.

(U) Disqualification Events

Neither the Corporation nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A Corporation is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Corporation (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a Corporation to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

Updates on the Offering shall be either posted to the Portal.

(W) Annual Reports for the Corporation

The Corporation will file a report with the Securities and Exchange Commission annually and post the report on its website at http://www.fintech.tv/invest no later than 120 days after the end of each fiscal year. It's possible that at some point, the Corporation will not be required to file any more annual reports. We will notify you if that happens.

(X) Additional Information Included in the Form C

Jurisdictions in which the Corporation intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY